Exhibit 99.1

CYANCO COMPANY

Financial Statements

As of December 31, 2006 and 2005

and for the Years Ended December 31, 2006, 2005 and 2004

Together With Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Joint Venture Participants

  of Cyanco Company

We have audited the accompanying balance sheets of Cyanco Company as of December 31, 2006 and 2005, and the related statements of income, joint venture capital, and cash flows for the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of Cyanco Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyanco Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Tanner LC

Salt Lake City, Utah
March 19, 2007

CYANCO COMPANY

Balance Sheets

	December 31,
	2006	2005
Assets

Current assets:
Cash and cash equivalents	$1,947,000	$1,971,000
Accounts receivable, net	3,811,000	3,105,000
Inventories	1,499,000	1,708,000
Prepaid expenses	369,000	110,000

Total current assets	7,626,000	6,894,000

Property and equipment, net	11,768,000	12,039,000
Intangible assets, net	389,000	1,245,000
Other assets	169,000	164,000

	$19,952,000	$20,342,000

Liabilities and Joint Venture Capital

Current liabilities:
Accounts payable	$2,919,000	$3,749,000
Accounts payable — related parties	177,000	163,000
Accrued liabilities	647,000	657,000

Total current liabilities	3,743,000	4,569,000

Commitments and contingencies

Joint venture capital	16,209,000	15,773,000

	$19,952,000	$20,342,000

See accompanying notes to financial statements.

CYANCO COMPANY

Statements of Income

	Years Ended December 31,
	2006	2005	2004
Revenues:
Sales, net	$52,265,000	$42,945,000	$35,842,000
Other	106,000	90,000	30,000

Total revenues	52,371,000	43,035,000	35,872,000

Costs and expenses:
Cost of sales	36,452,000	34,402,000	25,907,000
Selling, general and administrative	3,473,000	3,217,000	2,627,000
Impairment of intangible assets	—	536,000	1,100,000
Research and development	10,000	24,000	—

Total costs and expenses	39,935,000	38,179,000	29,634,000

Net income	$12,436,000	$4,856,000	$6,238,000

See accompanying notes to financial statements.

CYANCO COMPANY

Statements of Joint Venture Capital

Years Ended December 31, 2006, 2005 and 2004

	Winnemucca Chemicals, Inc.	CyPlus Corporation (Note 1)	Total
Balance, January 1, 2004	$12,491,000	$10,188,000	$22,679,000

Distributions	(5,000,000)	(5,000,000)	(10,000,000)

Net income	3,119,000	3,119,000	6,238,000

Balance, December 31, 2004	10,610,000	8,307,000	18,917,000

Distributions	(4,000,000)	(4,000,000)	(8,000,000)

Net income	2,428,000	2,428,000	4,856,000

Balance, December 31, 2005	9,038,000	6,735,000	15,773,000

Distributions	(6,000,000)	(6,000,000)	(12,000,000)

Net income	6,218,000	6,218,000	12,436,000

Balance, December 31, 2006	$9,256,000	$6,953,000	$16,209,000

See accompanying notes to financial statements.

CYANCO COMPANY

Statements of Cash Flows

	Years Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$12,436,000	$4,856,000	$6,238,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,086,000	2,865,000	2,244,000
Impairment of intangible assets	—	536,000	1,100,000
Bad debt expense	—	—	120,000
Other non-cash (income) expense	(17,000)	19,000	—
Decrease (increase) in:
Accounts receivable	(706,000)	(439,000)	1,446,000
Inventories	209,000	(535,000)	(205,000)
Prepaid expenses	(259,000)	6,000	(12,000)
Other assets	(5,000)	(164,000)	—
Increase (decrease) in accounts payable and accrued liabilities	(1,371,000)	641,000	(80,000)

Net cash provided by operating activities	13,373,000	7,785,000	10,851,000

Cash flows from investing activities:
Purchase of property and equipment	(1,444,000)	(429,000)	(171,000)
Proceeds from sale of property and equipment	47,000	—	—

Net cash used in investing activities	(1,397,000)	(429,000)	(171,000)

Cash flows from financing activities:
Distributions to joint venture partners	(12,000,000)	(8,000,000)	(10,000,000)

Net increase (decrease) in cash and cash equivalents	(24,000)	(644,000)	680,000

Cash and cash equivalents, beginning of year	1,971,000	2,615,000	1,935,000

Cash and cash equivalents, end of year	$1,947,000	$1,971,000	$2,615,000

See accompanying notes to financial statements.

CYANCO COMPANY

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 1:  Organization and Significant Accounting Policies

Organization and Litigation Between Joint Venture Partners — Cyanco Company (the “Company”) is a non-corporate joint venture that has been owned 50 percent by Winnemucca Chemicals, Inc. (Winnemucca Chemicals) and 50 percent by Degussa Corporation (Degussa).  The Company is the owner and operator of a liquid sodium cyanide manufacturing facility located in Humboldt County, Nevada, and operates within the mining industry.

The Joint Venture Agreement provides that each joint venture partner has a first right of refusal to purchase the other partner’s interest in the event the other partner transfers its interest in the joint venture to a third party.

Effective January 1, 2003, Degussa transferred its 50% joint venture interest in the Company to CyPlus Corporation (CyPlus) as part of a reorganization of the world-wide mining chemicals business of Degussa GmbH.  CyPlus is an indirect, wholly-owned subsidiary of Degussa GmbH in Germany.  Degussa GmbH is also the direct parent of Degussa.

On January 5, 2004, Winnemucca Chemicals filed a complaint in Nevada State Court (the case was later removed to the United States District Court for the District of Nevada) primarily related to Degussa’s transfer of its joint venture interest to CyPlus.  Winnemucca Chemicals claims that such transfer was in violation of the Joint Venture Agreement.  The litigation seeks, among other things, to void such transfer or, alternatively, to enforce Winnemucca Chemicals’ rights under the Joint Venture Agreement arising out of the transfer.

In the litigation, Degussa and CyPlus assert that Degussa’s transfer of its interest in Cyanco was not a transfer to a “third party” and therefore is not a violation of the Joint Venture Agreement.

Discovery in the lawsuit was concluded and both parties filed motions for partial summary judgment in March 2006.  On December 12, 2006, the motions were granted in part and denied in part.  In its order on the cross motions, the Court denied all of the affirmative defenses of Degussa and CyPlus with prejudice.  The Court denied with prejudice Winnemucca’s claims that it could purchase Degussa’s participating interest in Cyanco for book value and also Winnemucca’s claimed right of first refusal.  The Court held, however, that there was a transfer to a third party for purposes of the Joint Venture Agreement and that invalidation of the transfer was not the only remedy available to Winnemucca.  A Court-ordered mediation is scheduled to take place in Reno, Nevada, on April 3, 2007.

Nothing in these financial statements or the notes thereto shall be construed to compromise any claim or defense of any party to the litigation.  To date, the litigation between the joint venture partners has not had a significant impact on the operations of the Company.

In December 2006, the matter regarding the commission payments was settled with the payment to Winnemucca Chemicals by CyPlus of $128,000.

Cash Equivalents — For purposes of the financial statements, cash and cash equivalents includes all cash and short-term investments with original maturities to the Company of three months or less.

Accounts Receivable — Trade receivables are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis.  Management determines the allowance for doubtful accounts by identifying potential troubled accounts and by using historical experience and future expectations applied to an aging of accounts.  Trade receivables are written off when deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when received.

Inventories — Inventories are recorded at the lower of cost or market, cost being determined on a first in, first out (FIFO) method.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation.  Depreciation of property and equipment, other than the sodium cyanide plant, is computed using the straight-line method over the estimated useful lives of the assets.  Depreciation of the sodium cyanide plant is computed using the units-of-production method.  Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.  Gains and losses on the sale of property and equipment are included in current operations.

Intangible Assets — Intangible assets include the license of certain technology used in the manufacturing plant, certain costs incurred in connection with the construction of the manufacturing plant, customer relationships, and other intangible assets purchased in the 2002 asset acquisition (Note 2).  The license of technology and the costs related to the manufacturing plant are amortized using the units-of-production method.  The purchased intangible assets are being amortized using the straight-line method over estimated useful lives of 5 to 10 years.

Revenue Recognition — Revenue for sales of product is recognized when a valid purchase order has been received, product has been shipped, the selling price is fixed or determinable, and collection is reasonably assured.

Income Taxes — The joint venture is not subject to income taxes since all income tax effects are passed through to the joint venture partners.

Concentrations — Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables.  In the normal course of business, the Company provides credit terms to its customers.  Prior to August 2002, the Company had a distribution agreement with Degussa (see Note 7), which required Degussa to indemnify the Company against any credit risk from receivables.  The Company has historically not experienced losses on receivables and believes no significant credit risk exists for receivables at December 31, 2006.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.  As of December 31, 2006, the Company had approximately $1,842,000 in excess of the insured limit.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company’s customer base consists primarily of mining companies in the Western United States.  Although the Company is directly affected by the economic health of the mining industry, management does not believe significant credit risk exists at December 31, 2006.

The Company has purchase commitments with suppliers of certain raw materials covering various time periods and containing various pricing arrangements.  The Company believes alternative sources of the raw materials are available in the event that the suppliers are unable to meet the Company’s raw material needs.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets, including intangible assets, for impairment through an analysis of undiscounted future cash flows whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If it is determined that an impairment loss has occurred based on expected cash flows, such loss is recognized in the statement of income.

Research and Development — The Company expenses research and development costs as incurred.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Certain of these key estimates include the allowance for doubtful accounts and the realization of carrying values and useful lives of long-lived tangible and intangible assets.  Differences in these estimates and actual results could be material to the Company’s financial position and results of operations.

Reclassifications — Certain amounts in the prior years’ financial statements have been reclassified to conform with the current year presentation.

Note 2:  Acquisition

On April 1, 2002, the Company acquired certain assets of a chemical company’s sodium cyanide business for an aggregate consideration not to exceed $5,900,000, but not less than $4,900,000 consisting of $4,000,000 in cash with an additional $900,000 to $1,900,000 as contingent consideration based on a defined annual revenue sharing calculation through December 31, 2006.  The Company allocated $4,500,000 of the $4,900,000 minimum purchase price to customer relationships and other intangible assets and the remaining $400,000 to property and equipment.

The Company recorded a liability for the minimum revenue sharing amount at December 31, 2002, $342,000 as the estimated current amount and $558,000 as the estimated long-term portion.

Through December 31, 2006, the Company paid a total of $1,228,000 of the liability related to revenues from 2002 through 2005.  At December 31, 2006 and 2005, accrued liabilities include a revenue sharing payable of $159,000 and $266,000, respectively.  With the payment of the revenue sharing payable of $266,000 at December 31, 2005, the minimum sharing obligation of $900,000 was satisfied.

Revenue sharing obligations in excess of the minimum revenue sharing amount of $900,000 are recorded as additional acquisition cost of the customer relationships.  During 2006 and 2005, the revenue sharing amounts of $159,000 and $266,000, respectively, were added to the carrying amount of the customer relationships, and are subject to the Company’s amortization policy and impairment tests for this intangible asset.

Note 3:  Detail of Certain Balance Sheet Accounts

	December 31,
	2006	2005

Accounts receivable, net:
Accounts receivable - trade	$3,893,000	$3,173,000
Accounts receivable - employees	38,000	52,000
Allowance for doubtful accounts	(120,000)	(120,000)
	$3,811,000	$3,105,000

	December 31,
	2006	2005
Inventories:
Raw materials	$1,229,000	$1,251,000
Finished goods	270,000	457,000
	$1,499,000	$1,708,000
Accrued liabilities:
Revenue sharing payable (Note 2)	$65,000	$266,000
Sales tax payable	260,000	276,000
Accrued wages	64,000	59,000
Other	164,000	56,000
	$553,000	$657,000

Note 4:  Property and Equipment

Property and equipment consist of the following:

	December 31,
	2006	2005

Plant	$26,221,000	$25,981,000
Machinery and equipment	2,638,000	2,113,000
Land	519,000	519,000
Vehicles	357,000	381,000
Office equipment and fixtures	357,000	334,000
Construction in progress	1,299,000	383,000

	31,391,000	29,711,000

Less accumulated depreciation and Amortization	(19,623,000)	(17,672,000)

	$11,768,000	$12,039,000

Depreciation expense was $2,071,000, $1,866,000 and $1,727,000 in 2006, 2005 and 2004, respectively.

Note 5:  Intangible Assets

Identifiable intangible assets subject to amortization at December 31 were as follows:

	2006
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Customer relationships and other	$3,122,000	$(2,987,000)	$135,000
License	559,000	(404,000)	155,000
Plant setup costs	352,000	(253,000)	99,000

	$4,033,000	$(3,644,000)	$389,000

	2005
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Customer relationships and other	$2,963,000	$(2,037,000)	$926,000
License	559,000	(364,000)	195,000
Plant setup costs	352,000	(228,000)	124,000

	$3,874,000	$(2,629,000)	$1,245,000

Amortization expense for identifiable intangible assets was $1,015,000, $999,000 and $517,000 in 2006, 2005 and 2004, respectively.

The Company has completed ongoing impairment analyses of its intangible assets, including the customer relationships acquired in 2002 (Note 2), using projected discounted cash flows.  In June 2005, the Company was informed that a significant customer whose relationship was acquired 2002 would not renew its contract beyond 2005.  The Company had received earlier indications of this contract termination, and recorded impairment losses of $536,000 and $1,100,000 for the years ended December 31, 2005 and 2004, respectively.

In addition, the Company accelerated the amortization of the intangible assets related to this contract so that these assets were fully amortized by the end of the contract on December 31, 2005.  This has resulted in additional amortization expense to the Company in 2005 compared to prior years.

The estimated future annual amortization expense for identifiable intangible assets is as follows:

2007	$200,000
2008	65,000
2009	65,000
2010	59,000

$389,000

Note 6:  Related Party Transactions

Related party transactions consist of the following:

	Years Ended December 31,
	2006	2005	2004

Sales to a joint venture partner (see Note 7)	$—	$—	$7,083,000

Amounts receivable from joint venture partners or their affiliates	$4,000	$6,000	$8,000

Management fees, cost reimbursements, and other fees paid to the joint venture partners or their affiliates, included in general and administrative expenses	$1,676,000	$1,468,000	$1,522,000

Purchases of goods and services from joint venture partners or their affiliates included in:
cost of sales	$92,000	$1,000	$1,000
Research and development expense	$—	$11,000	$—
Additions to property and equipment	$29,000	$10,000	$29,000

Amounts payable to joint venture partners or their affiliates	$177,000	$163,000	$97,000

Note 7:  Distribution Agreement

The Company had an agreement with Degussa that provided for Degussa to act as the exclusive (with certain exceptions) distributor of the Company’s products.  The agreement had not been formally renewed after August 2002, which was its scheduled expiration date.  Degussa functioned as the distributor of the Company’s products through December 31, 2002, and CyPlus functioned as the distributor from January 1, 2003 through March 19, 2004.  On March 20, 2004, the Company began to perform internally the sales, marketing and distribution functions previously performed by Degussa and CyPlus.

Note 8:  Profit Sharing Plan

The Company participates in a multi-employer defined contribution profit sharing plan with Nevada Chemicals, Inc., the parent company of Winnemucca Chemicals, which qualifies under Section 401 (K) of the Internal Revenue Code.  The plan provides retirement benefits for employees meeting minimum age and service requirements.  Participants may contribute up to 20 percent of their gross wages, subject to certain limitations.  The Company made contributions to the plan of $34,000, $35,000, and $32,000 during 2006, 2005, and 2004, respectively.

Note 9:  Supplemental Statement of Cash Flows Information

During the year ended December 31, 2006, the Company purchased property and equipment by incurring accounts payable of $386,000.

During the year ended December 31, 2006, intangible assets and accrued expenses increased by $159,000 due to the 2006 revenue sharing obligation.

During the year ended December 31, 2005, the Company purchased property and equipment by incurring accounts payable of $395,000.

During the year ended December 31, 2005, intangible assets and accrued expenses increased by $266,000 due to the 2005 revenue sharing obligation.

The Company did not pay cash for income taxes or interest during the years ended December 31, 2006, 2005 and 2004.

Note 10:  Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, receivables and payables.  The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

Note 11:  Long-Term Agreements

The Company has contracts with two suppliers of liquid caustic soda that will provide for 100% of the Company’s requirements at specified prices.  The agreements terminate on December 31, 2007 (with an option to renew on a year-by-year basis) and December 31, 2008.

The Company has an agreement with a transportation company to deliver all the Company’s product.  The agreement has an agreed-upon fee structure and terminates in January 2011.

Note 12:  Major Customers

During 2006, the Company had sales to two customers representing 49% and 34% of total sales.  During 2005, the Company had sales to three customers representing 43%, 37% and 11% of total sales.  During 2004, the Company had sales to three customers representing 39%, 36% and 12% of total sales.

Note 13:  Standby Letter of Credit

During 2005, the Company entered into an irrevocable standby letter of credit agreement with a bank.  The letter of credit guarantees the Company’s performance to a third party vendor, and allows the beneficiary to draw on the letter of credit up to an aggregate amount of $160,000.  The letter of credit matures on February 5, 2008, and is secured by a certificate of deposit included in other assets, which had a balance of $169,000 and $164,000 at December 31, 2006 and 2005, respectively.

Note 14.  Recent Accounting Pronouncements

In March 2005, the FASB issued Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 (FIN 47).  Asset retirement obligations are legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees.  FIN 47 clarifies that liabilities associated with asset retirement obligations whose timing and settlement method are conditional on future events should be recorded at fair value as soon as fair value is reasonably estimable.  FIN 47 was effective for the Company as of December 31, 2005, and has potential applicability to the Company.  The Company’s operations are subject to environmental regulations of the State of Nevada, and the

Company is required to perform ongoing monitoring, testing and reporting activities at its manufacturing facility, the costs of which are expensed as incurred.  The Company has potential asset retirement obligations related to its manufacturing facility; however, the Company is unaware of any legal obligation requiring specific actions.  Typically, the timing of the performance of any asset retirement obligation is conditional on the facility undergoing major renovations, being demolished or sold.  However, the adoption of regulations in the future may create a duty or responsibility for the Company to remediate the site at any time.  Currently, the Company is unable to estimate the fair value of any asset retirement obligation because the range of time over which the Company may settle the obligation and the specific requirements for remediation are unknown.  Therefore, the Company has not recorded a liability for asset retirement obligations through December 31, 2006, resulting in no impact from the adoption of FIN 47on the financial statements of the Company for the years ended December 31, 2006 and 2005.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement.  Where applicable, this statement simplifies and codifies fair value related guidance previously issued within United States of America generally accepted accounting principles.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company is currently reviewing SFAS 157 and has not yet determined the impact that the adoption of SFAS 157 will have on its results of operations or financial condition.

In June 2006, the FASB reached consensus on Emerging Issues Task Force (“EITF”) No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement” (“ EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and excise taxes. The Task Force affirmed its conclusion that entities should present these taxes in the income statement on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion (“APB”) No. 22, “Disclosure of Accounting Policies”. If those taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company generally record tax-assessed revenue transactions on a net basis in the statements of income and therefore, the Company does not anticipate that EITF 06-3 will have a material effect on the Company’s financial position, operating results or cash flows.